United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under

Section 12(g) of the Securities Exchange Act of 1934 or Suspension of

Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 0-16751

NTELOS Inc.

(Exact name of registrant as specified in its charter)

P. O. Box 1990

Waynesboro, Virginia 22980

(540) 946-3500

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common Stock, no par value per share

Series A Junior Preferred Stock

13% Senior Notes due 2010

13.5% Subordinated Notes due 2011

Warrants Expiring 2010

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 75; see Exhibit A

Pursuant to the requirements of the Securities Exchange Act of 1934, NTELOS Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 10, 2003	By: /s/ Michael B. Moneymaker Michael B. Moneymaker Executive Vice President and Chief Financial Officer Treasurer and Secretary

EXHIBIT A

(1) Common Stock: None (See explanatory note (a) below).

(a) In accordance with the Joint Plan of Reorganization of NTELOS Inc. which was confirmed by an Order of the United States Bankruptcy Court for the Eastern District of Virginia, dated August 12, 2003 (the “Plan”), the Common Stock has been cancelled and is no longer in existence. The registration of the Common Stock is being terminated in accordance with Rule 12g-4(a)(1)(i).

(2) Rights to Purchase Series A Junior Preferred Stock: None (See explanatory note (b) below).

(b) As a result of the cancellation of the Common Stock of NTELOS Inc., the associated rights to purchase Series A Junior Preferred Stock are being terminated in accordance with Rule 12g-4(a)(1)(i).

(3) 13.0% Senior Notes due 2010: None (See explanatory note (c) below).

(c) In accordance with the Plan, the 13.0% Senior Notes due 2010 have been cancelled and are no longer in existence. The registration of the 13.0% Senior Notes due 2010 is being terminated in accordance with Rule 12g-4(a)(1)(i).

(4) 13.5% Subordinated Notes due 2011: None (See explanatory note (d) below).

(d) In accordance with the Plan, the 13.5% Subordinated Notes due 2011 have been cancelled and are no longer in existence. The registration of the 13.5% Subordinated Notes due 2011 is being terminated in accordance with Rule 12g-4(a)(1)(i).

(5) Warrants to purchase NTELOS Inc. Common Stock—registration statement on Form S-3 dated April 26, 2001 (No. 333-59556): None (See explanatory note (e) below).

(e) No securities have been issued pursuant to the registration statement on Form S-3 dated April 26, 2001 which is referred to above. The registration statement on Form S-3 is being suspended pursuant to Rule 12h-3(b)(1)(i).